February 15, 2018

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 14, 2017
File No. 001-35769

Dear Ms. Raminpour:

On behalf of News Corporation (the “Company”), we are responding to your comment letter, dated February 2, 2018, relating to the above-referenced filing. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.	We note that you disclose Total Segment EBITDA, a non-GAAP measure and on page 50, you reconcile the measure to (loss) income from continuing operations. Please revise your reconciliation to present the GAAP measure before the non-GAAP measure to avoid undue prominence. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Your disclosure in your earnings releases filed on Form 8-K should be similarly revised.

Response: The Company acknowledges the Staff’s comment. The Company will update its reconciliation of Total Segment EBITDA to net income from continuing operations in future filings. By way of example, using our Form 10-K for the fiscal year ended June 30, 2017 as a model, in future filings we intend to include the reconciliation in the following format:

1211 Avenue of the Americas • New York, NY 10036

newscorp.com

The following table reconciles (Loss) income from continuing operations to Total Segment EBITDA for the fiscal years ended June 30, 2017 and 2016:

	For the fiscal years ended June 30,
	2017	2016
	in millions
(Loss) income from continuing operations	$(643)	$235
Add:
Income tax expense (benefit)	28	(54)
Other, net	(132)	(18)
Interest, net	(39)	(43)
Equity losses (earnings) of affiliates	295	(30)
Impairment and restructuring charges	927	89
Depreciation and amortization	449	505

Total Segment EBITDA	$885	$684

Liquidity and Capital Resources

Reconciliation of Free Cash Flow Available to News Corporation, page 67

2.	We note that your reconciliation of free cash flow includes adjustments for the free cash flow of REA and dividends received from REA. Please provide further details on why you include these adjustments in your reconciliation of free cash flow. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the May 2016 C&DI on non-GAAP measures, it may be appropriate to retitle this measure. Please advise.

Response: The Company acknowledges the Staff’s comment. As disclosed on page 64 of the Company’s 2017 10-K, while the Company owns a majority interest, REA Group is a separately listed public company in Australia and must declare a dividend in order for the Company to have access to its share of REA Group’s cash balance. Because these additional steps are required to access REA Group’s cash, the Company believes that presenting Free Cash Flow Available to News Corporation, which excludes REA Group’s free cash flow and includes dividends received from REA, provides users of the financial statements with a measure of the amount of cash flow that is readily available to the Company. The Company believes this presentation provides a more conservative view of the Company’s free cash flow, as Free Cash Flow Available to News Corporation includes only that amount of cash that the Company actually receives from REA, which has generally been lower than the Company’s unadjusted free cash flow. The Company respectfully believes that the title “Free Cash Flow Available to News Corporation” reflects the purpose of the adjustments, as described above, and provides sufficient distinction from the “Free Cash Flow” non-GAAP measure discussed in Question 102.07 of the May 2016 C&DI.

In response to the Staff’s comment, the Company will revise future filings to clarify its discussion regarding the reasons why management adjusts for REA Group’s free cash flow and dividends received from REA in determining Free Cash Flow Available to News Corporation by updating the Company’s disclosure to incorporate the explanation provided above.

Financial Statements

Fair Value Measurements, page 96

3.	Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measures on both a recurring and nonrecurring basis in a tabular format as required by ASC 820-10-50-8.

Response: The Company acknowledges the Staff’s comment. The Company will revise future filings to include tabular disclosures related to the fair-value measurements of assets and liabilities measured on a recurring and nonrecurring basis as required by ASC 820-10-50-8.

If you have any questions regarding the above, please contact the undersigned at 212-416-4902.

Very truly yours,

/s/ Susan Panuccio
Susan Panuccio Chief Financial Officer

cc:	Mini P. Krishnan, Ernst & Young LLP
Lori Zyskowski, Gibson, Dunn & Crutcher LLP

3